Mail Stop 3561

June 5, 2009

Edward E. Cohen
Chairman, Chief Executive Officer & President
Atlas America, Inc.
Westpointe Corporate Center One
1550 Coraopolis Heights Road
Moon Township, Pennsylvania 15108

>   **Re: Atlas America, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed May 22, 2009**
>   **File No. 001-32169**

Dear Mr. Cohen:

        We have reviewed your letter and revised preliminary proxy statement filed May 22, 2009 and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Preliminary Proxy Statement on Schedule 14A

General

1. We note your additional disclosure regarding your merger agreement with Atlas Energy Resources, LLC. Please revise your disclosure throughout your filing, as appropriate, to clarify that Proposal 2 must be approved in order for the merger to occur. In this regard, we note that you have indicated that approval of Proposal 2 does not itself result in approval of the merger.

Merger Agreement With Atlas Energy Resources, LLC, page 2

2. In the second paragraph of the above referenced section you state that upon completion of the merger each outstanding common unit of Atlas Energy Resources, other than treasury units and Atlas Energy Resources common units owned by you and your subsidiaries,

will be cancelled and converted into the right to receive 1.16 shares of your common stock. Please revise your disclosure to also indicate the total number of shares you expect to issue upon consummation of the merger.

3. In the fourth paragraph of the above referenced section you state that your description of the merger and the merger agreement in the preceding paragraph does not purport to be complete and is qualified in its entirety by reference to the merger agreement. Please revise your discussion of the merger and merger agreement to include all material terms and remove any qualification such as that contained in the fourth paragraph of this section. With respect to terms of the merger and merger agreement that are not material, you may refer to your Current Report on Form 8-K, filed on April 27, 2009.

* * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Sean McGrath
        Atlas America, Inc.